Exhibit (a)(119)

Interoffice Memo

Airgas, Inc
259 N. Radnor-Chester Road
Suite 100
Radnor, PA 19087-5283
(610) 687-5253 Fax: (610) 687-1052
http://www.airgas.com

To:	All Airgas Associates

From:	Peter McCausland

Date:	February 15, 2011

Subject:	Delaware Chancery Court Ruling

I am pleased to report that today the Delaware Chancery Court issued a ruling that upholds Airgas’ Stockholder Rights Plan (often called a “poison pill”), which is an important element of our corporate governance structure that protects stockholders from an inadequate offer to acquire the company.

The Airgas Board remains steadfast in its belief that Air Products’ unsolicited $70.00 per share offer is clearly inadequate.  Moreover, the Board unanimously believes that the value of Airgas in a sale, at this time, is at least $78.00 per share.

The Board’s objective has always been to create value for our stockholders, and we remain committed to achieving that goal. As always, we will keep you informed of developments as they unfold.

Sincerely,

Peter McCausland

Chief Executive Officer

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., Airgas has filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov. Also, materials related to Air Products’ Unsolicited Proposals are available in the “Investor Information” section of the Company’s website at www.airgas.com, or through the following web address: http://investor.shareholder.com/arg/airgascontent.cfm

FORWARD LOOKING STATEMENTS

This communication contains statements that are forward looking. Forward-looking statements include the statements identified as forward-looking in the Company’s press release announcing its quarterly earnings, as well as any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include the factors identified in the Company’s press release announcing its quarterly earnings, as well as other factors described in the Company’s reports, including its March 31, 2010 Form 10-K, subsequent Forms 10-Q, and other forms filed by the Company with the Securities and Exchange Commission. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. The Company is not waiving any other defenses that may be available under applicable law.